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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                (Amendment No. 11)
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                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                    Commonwealth Telephone Enterprises, Inc.
                                (Name of Issuer)

                  Common Stock              Class B Common Stock
                  $1.00 Par Value           $1.00 Par Value

                        (Title of Classes of Securities)
             -------------------------------------------------------

                    126504208                    126504109

                                 (Cusip Numbers)

                         Level 3 Delaware Holdings, Inc.
                         Eldorado Equity Holdings, Inc.
                       (Name of Persons Filing Statement)

                             Thomas C. Stortz, Esq.
                        c/o Level 3 Communications, Inc.
                               1025 Eldorado Blvd.
                           Broomfield, Colorado 80021
                                 (720) 888-1000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  September 3, 2003
             (Date of Event which Requires Filing of this Statement)


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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of SS240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ]


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




                                 SCHEDULE 13D/A

---------------------------------------------

CUSIP Nos.  126504109/126504208
---------------------------------------------




-----------------------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON:  Level 3 Delaware Holdings, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  84-1572756
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                           (a)  |X|
                                                                                                                           (b)  [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

                   OO
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------

     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]


                   N/A
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------- ---------------------------------------------------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH       7      SOLE VOTING POWER  (See Item 5)
           REPORTING PERSON WITH
                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  8      SHARED VOTING POWER (See Item 5)

                                                              1,108,596 Common Stock
                                                              0 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  9      SOLE DISPOSITIVE POWER (See Item 5)

                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                 10      SHARED DISPOSITIVE POWER (See Item 5)

                                                              1,108,596 Common Stock
                                                              0 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,108,596 Common Stock
                   0 Class B Common Stock
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------

     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                         [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   4.6% of Common Stock
                   Class B Common Stock -- N/A
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

                   CO
------------- ---------------------------------------------------------------------------------------------------------------------


---------------------------------------------

CUSIP Nos.  126504109/126504208
---------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON:  Eldorado Equity Holdings, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  27-0001469
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                           (a)  |X|
                                                                                                                           (b)  [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

                   OO
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------

     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]


                   N/A
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------- ---------------------------------------------------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH       7      SOLE VOTING POWER  (See Item 5)
           REPORTING PERSON WITH
                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  8      SHARED VOTING POWER (See Item 5)

                                                              1,108,596 Common Stock
                                                              0 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  9      SOLE DISPOSITIVE POWER (See Item 5)

                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                 10      SHARED DISPOSITIVE POWER (See Item 5)

                                                              1,108,596 Common Stock
                                                              0 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,108,596 Common Stock
                   0 Class B Common Stock
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------

     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                         [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   4.6% of Common Stock
                   Class B Common Stock -- N/A
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

                   CO
------------- ---------------------------------------------------------------------------------------------------------------------


     This Amendment No. 11 to Schedule 13D amends the Schedule 13D dated April 19, 2001 of Level 3 Delaware Holdings, Inc., as amended by Amendment No. 1 dated May 4, 2001, Amendment No. 2 dated February 7, 2002, Amendment No. 3 dated March 8, 2002, Amendment No. 4 dated March 28, 2002,Amendment No. 5 dated April 3, 2002, Amendment No. 6 dated November 13, 2002, Amendment No. 7 dated December 10, 2002, Amendment No. 8 dated December 13, 2002, Amendment No. 9 dated December 18, 2002 and Amendment No. 10 dated April 25, 2002 (as amended, the "Schedule 13D"). The amended Schedule 13D is filed to report the change in the holdings of the Level 3 Companies as a result of the consummation by the Company of a recapitalization of the Company's Class B Common Stock on September 3, 2003.

     Unless otherwise indicated, each capitalized term used herein but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is amended to add a new sixth paragraph to read as follows:

     At the Company's annual meeting of shareholders on September 3, 2004, the Company's shareholders approved, among other things, the amendment of the Company's existing Articles of Incorporation to (i) reclassify and convert each outstanding share of the Company's Class B Common Stock into 1.09 shares of the Company's Common Stock, (the "Recapitalization") and (ii) thereafter eliminate the Class B Common Stock, and all provisions related thereto, and certain miscellaneous inoperative provisions (the "Restatement Amendment", and collectively with the Recapitalization, the "Charter Amendment"). The Charter Amendment became effective on September 3, 2003. After giving effect to the Charter Amendment, Eldorado holds no shares of Class B Common Stock and 1,108,596 shares of Common Stock, representing approximately 4.6% of the outstanding Common Stock based on the number of shares of Common Stock and Class B Common Stock reported outstanding by the Company as of June 30, 2003 in the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2003.

Item 5.  Interest in Securities of the Company.

     Items 5 (a), (b), (c) and (e) of the Schedule 13D are amended and restated to read in their entirety as follows:

     (a) and (b) After giving effect to the Charter Amendment, Eldorado holds no shares of Class B Common Stock and 1,108,596 shares of Common Stock, representing approximately 4.6% of the outstanding Common Stock (the "Company Shares"). Through its ownership of Eldorado, LTDH may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares. Eldorado shares with LDTH the power to vote or to direct the vote, and to dispose or direct the disposition of, the Company Shares. Through its indirect ownership of Eldorado, LTC may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares.

James Q. Crowe is the beneficial owner of 24,629 shares of Common Stock directly held by him, representing less than .1% of the outstanding Common Stock./1/ Mr. Crowe has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

Richard R. Jaros is the beneficial owner of 12,886 shares of Common Stock directly held by him, representing less than .1% of the outstanding Common Stock./2/ Mr. Jaros

--------

(1) Includes options to purchase 10,000 shares of Common Stock exercisable within 60 days after September 3, 2003. None of these options has been exercised.

(2) Includes options to purchase 10,000 shares of Common Stock exercisable within 60 days after September 3, 2003. None of these options has been exercised.

has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

Walter Scott, Jr. is the beneficial owner of 118,062 shares of Common Stock directly held by him, representing less than 1% of the outstanding Common Stock./3/ Mr. Scott has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

All information in this item 5(a) and (b) as to the number of shares outstanding or the percentage of shares held give effect to the Charter Amendment and are based on the number of shares of Common Stock and Class B Common Stock reported outstanding by the Company as of June 30, 2003 in the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2003.

Except as set forth in this Item 5(a) and (b), none of the Level 3 Companies, nor, to the best knowledge of the Level 3 Companies, any persons named in Schedule A or B hereto, owns beneficially any shares of Common Stock.

     (c) Other than the Recapitalization, there have been no transactions in the Common Stock effected during the past 60 days by the Level 3 Companies or, to the best knowledge of the Level 3 Companies, by any of the persons named in Schedule A or B hereto.

     (e) Upon the effectiveness of the Charter Amendment on September 3, 2003, the Level 3 Companies ceased to be the beneficial owners of more than five percent of the outstanding Common Stock or Class B Common Stock, based on the number of shares of Common Stock and Class B Common Stock reported outstanding by the Company as of June 30, 2003 in the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2003.

------------

(3) Includes options to purchase 10,000 shares of Common Stock exercisable within 60 days after September 3, 2003. None of these options has been exercised.

                                   SIGNATURES


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    September 4, 2003

LEVEL 3 DELAWARE HOLDINGS, INC.



By:  /s/ Neil J. Eckstein
Name: Neil J. Eckstein
Title: Vice President

ELDORADO EQUITY HOLDINGS, INC.



By:  /s/ Neil J. Eckstein
Name: Neil J. Eckstein
Title: Vice President